EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended April 30,
	2013	2012

Income before income taxes	$35,143	$18,191
Fixed charges	7,545	6,577
Capitalized interest	(119)	(20)

Total earnings	$42,569	$24,748

Interest expense (including capitalized interest)	$2,893	$3,195
Amortized premiums and expenses	1,097	584
Estimated interest within rent expense	3,555	2,798
Total fixed charges	$7,545	$6,577

Ratio of earnings to fixed charges	5.64	3.76